Exhibit 99.1

Steel Partners Holdings L.P.

590 Madison Avenue

Floor 32

New York, NY 10022

February 9, 2016

James Henderson

Chairman

School Specialty, Inc.

W6316 Design Drive

Greenville, WI 54942

Re: Proposal to Purchase School Specialty, Inc.

Dear Jim:

As you know, we have been a significant stakeholder in School Specialty, Inc. (“SSI” or the “Company”) for many years and the second largest shareholder since its emergence from bankruptcy in June 2013. While the Company’s performance has improved, we believe its prospects for continued growth are hindered as a public company, as evidenced by its poor stock performance. We believe the Company would perform better and more cost effectively as a privately held entity. Accordingly, we hereby express our interest in buying the balance of the Company or, if current shareholders would like to continue as owners, at least 80% ownership at a price of $75.00 per share in cash through an affiliated entity. We would plan on retaining management and providing a new meaningful long- and short-term incentive program. We have heard from a large percentage of SSI shareholders that they seek liquidity for their shares, and so we believe they will be receptive to a going-private process.

Steel Partners has been in business for 25 years and is a long-term investor and operator of a variety of businesses, including Handy & Harman Ltd. (NASDAQ: HNH), Steel Excel, Inc. (NASDAQ: SXCL), WebBank (Private), API Group Holdings plc (Private), Aerojet Rocketdyne Holdings, Inc. (NYSE: AJRD), and others. We utilize the Steel Partners Business System in our companies, which includes implementing lean manufacturing and other operational excellence tools, while our Purchasing Counsel leverages the purchasing power of all our businesses to improve costs, and our IT Council leverages best practices in IT throughout our portfolio companies.

We are prepared to move expeditiously and cooperatively to complete a transaction. While we have enough cash on hand to complete the transaction, we intend to pursue reasonable financing for the transaction. We are highly confident, based upon our existing banking relationships, that we would be able to obtain any necessary financing commitments no later than the signing of the definitive merger agreement. Although we have performed due diligence based on available information, we would like to commence confirmatory due diligence as soon as possible, and we would expect to enter into a customary confidentiality agreement. We are committed to allocating the requisite resources and have a full team of business, legal and accounting advisors to promptly complete our due diligence. This is a nonbinding indication of interest, and any transaction would be subject to completion of our confirmatory due diligence, negotiation and execution of a merger agreement containing customary terms and conditions for a transaction of this type and size, and other customary conditions.

I look forward to hearing from you as soon as possible.

Sincerely,

/s/ Jack L. Howard

President